Filing under Rule 425 under the U.S. Securities Act of 1933
Filing by: Chuo Mitsui Trust Holdings, Inc.
Subject Company: The Sumitomo Trust and Banking Co., Ltd.
Commission File Number: 132-02705
Dated December 3, 2009

Management Integration with Sumitomo Trust Group

Hello. I am Kazuo Tanabe, the President of Chuo Mitsui Trust Holdings. I will start my discussion from “Management Integration with Sumitomo Trust Group”.

First, page one is about the background of the planned management integration. People often ask about this, but basically the financial crisis has led to major structural changes in the global economy and society. Especially in Japan, as written here, there is a falling birthrate and aging society, in addition to employment issues as well as a dependence on exports. And we understand that the economic outlook is very bleak and uncertain.

On the other hand, due to this environment, financial and asset-related client needs are becoming more advanced and complex. For a trust bank, we feature a broad scope of businesses and high levels of expertise, so this could also mean an opportunity for us.

In that sense, we believe that while there is still a crisis, we are in a relatively more favorable situation than other financial institutions, and that we should take advantage of this crisis and give full play to our strengths. This understanding happened to be the same as the understanding of The Sumitomo Trust and Banking Group. Thus, we agreed to combine our personnel, know-how, branches, borrower bases or client bases, and create a new trust bank group. We believe that trust bank group should be able to meet any financial and asset management related needs of clients, and be an ideal trust bank, what we call “The Trust Bank”.

When I say this now, it may sound like a dream, but even now trust banks do many things. And, this time, we agreed to create a trust bank group that we believe will respond to all the financial and asset-related needs of our clients.

What is “The Trust Bank”? Please turn to page 2. It says “largest scale, combining banking, asset management and administration, and real estate businesses”. This means, by combining these, we will be able to swiftly respond to client needs in a comprehensive manner. The Trust Bank group will take pride as Japan’s leading trust bank group which boasts the largest scale and the highest status. Again, this is a trust bank group, and not a financial group. So please note the difference between them.

It says, “The Trust Bank” will provide high added value to all stakeholders. This means that we will focus on the operations of “The Trust Bank”. And, from our clients’ perspective, it will be a trusted partner that swiftly provides comprehensive solutions by making full use of its high levels of expertise and comprehensive capability. From our shareholders’ perspective, it will be a financial institution with a new business model creating distinct, high value-added services by combining banking, asset management and administration and real estate businesses. In short, we aim at increasing the presence of “The Trust Bank” in ways that we think are a real trust bank. This may still sound abstract and difficult to understand, so I will use numbers to show you the scale and others.

Please skip to page 4. It is titled, “Post-integration Vision (1)”, “the largest scale and the highest status in Japan”, and on the second line in the box it says “trust bank group which boasts the highest status”. The numbers in the table are the numbers in the areas where we, trust banks, focus on.

Let me read some of them. Combined assets under management, which we put a great emphasis on, is approximately 58 trillion yen. This is number one among Japanese banking and securities company groups. And, three lines below, combined assets under custody of 181 trillion yen is number one among Japanese banking groups. And, the one below, combined real estate business-related revenues of 25 billion yen is number one among trust banks. Two lines below is combined balance of investment trust, annuity insurance and other sales, and we are number three among all Japanese banks.

Two lines down from there is combined lending business. You might think we are not focusing on this business, but it is about 20 trillion yen, and is number five among Japanese banks.

The trust bank group will have this scale. The numbers are high, because we looked at those from the areas that are the main focus of trust banks. But if people consider that trust banks are the same as mega banks in their nature, and simply compare total employable funds, for example, we think it would not give an accurate picture, so I appreciate your consideration for that.

Next page is also post-integration vision. First, client bases. At the top is our wholesale client bases. The new group will possess broad business relationships with corporate clients, including those in Mitsui Group and Sumitomo Group. Between the two parties’ top 100 corporate borrowers, there is only 25 percent overlap, or one-fourth. Therefore, we believe our combined credit portfolio will just improve and concentration risk of credit portfolio will decrease.

Below is our retail client bases. Please look at the column for Chuo Mitsui on the left. It says, 53 percent in the Tokyo metropolitan area, and 18 percent in Chubu area. These are retail depositary assets. Chuo Mitsui’s total balance is 9.8 trillion yen.

Sumitomo Trust has a total balance of 9.9 trillion yen. Its biggest area is Kansai, which is 43 percent, and second is the Tokyo metropolitan area, which is 29 percent. When these are combined, as shown in the total column, Tokyo metropolitan area will be 41 percent, Kansai, 30 percent, and Chubu, about 15 percent, so we can say that it is a pretty-well balanced retail client base.

Next, please briefly look at our branch networks on the next slide. These exclude domestic sub-branches, and are branches only. Chuo Mitsui, on the left, has 33, or about 50 percent, of its branches in the Tokyo metropolitan area, and 13, or about 19 percent, in Chubu area. So, approximately 70 percent are in Tokyo and Chubu areas.

Likewise, Sumitomo Trust has 35 percent in Kansai area, and 33 percent in Tokyo area, and, in all, those are nearly 70 percent. When the two are combined, over 40 percent will be in the Tokyo metropolitan area, over 20 percent in Kansai, and 16 percent in Chubu. And, out of all the 118 branches, 29 branches, or about one-quarter of the branches, are overlapping, as you see on the rightmost column. Even if we close these one-quarter of the branches, the total percentages will remain almost unchanged.

Next, it says “global financial services by leveraging the overseas networks of the both groups”. Our overseas networks cover places like New York, London, Singapore, Hong Kong, Beijing and Shanghai and are expected to mainly focus on asset management. Most of Chuo Mitsui‘s overseas subsidiaries have had all asset management functions, and Sumitomo Trust also has had many asset management activities.

In our overseas businesses, we plan to reinforce investment capabilities in Asian stocks and foreign stocks, and give advice to and manage investment in Japanese stocks and real estate from abroad. In that sense, the number of the networks, we think, should be sufficient.

Next is page 7. This is about earnings synergies. People often ask what factors for earnings growth are generated through business’ integrations. My answer is that there are operational synergies. For example, like “four eyes see more than two”, when the know-how of several people are gathered, we can offer more advanced services. This is the reason.

The slide says, “more specialist employees.” Please look at the combined numbers below. 760 securities analysts, 260 asset management specialists, 57 pension actuaries, 158 real estate appraisers, and, when it comes to real estate transaction specialists, there are 5,100. We have so many specialists in place. By allocating these people effectively, we feel sure that synergies will be generated. And, since there is no other company that has so many specialists, we think we will be difficult to catch.

On the bottom left, business domains, such as asset management, asset custody, investment trust sales, and real estate, are written, and specific business contents are explained on the right. By allocating the specialists in each of these, and combining them effectively, we believe we will see sufficient operational synergy effects to be generated.

Next, please turn to page 8. I just talked about earnings synergies, but this slide is about cost synergies.

Synergy details will be published when they are ready. So, I will explain only the concept. Promotion of a greater efficiency in systems and administration – so far, similar operations have been done separately, so, naturally, by integrating them, costs should be reduced to some extent. In fiscal 2008, Chuo Mitsui spent 15 billion yen, and Sumitomo Trust, 18 billion yen as systems costs, mainly in banking and pension businesses, operations that are common to them both.

Other non-personnel costs of 44.2 billion and 58.9 billion yen are mainly office rents and outsourcing, so we believe we can take certain measures to reduce these as well.

Below that, it says, “streamline personnel and structures to respond to regulatory frameworks”. For those regulatory frameworks, shown on the bottom, namely IFRS, internal controls, BASEL II, and other tax systems, laws and ordinances, we use a considerable number of people. When integrated, just one group can cover most of these, so we intend to utilize a significant number of specialists in other areas.

Next is financial soundness on page 9. You have probably heard enough about this in the explanation of first half results, but under Status of “quality” and ”quantity” of capital, the last item is Tier 1 minus preferred shares and preferred securities, divided by risk-weighted assets. This is like a core capital ratio. This is 6.55 percent for us, Chuo Mitsui, and 6.85 percent for Sumitomo Trust.

As for non-performing loans, our ratio is 1.5 percent, and Sumitomo Trust’s ratio is 2.5 percent. They have slightly increased, but coverage ratios for non-performing loans are 80.4 percent for us, and 90.2 percent for Sumitomo Trust. So, we believe our financial allowances are at sufficient levels.

Then, shareholding risk. Chuo Mitsui has relatively higher numbers in both acquisition cost and the percentage of shareholdings to Tier 1 capital. As our mid-term policy, we want to make efforts and reduce the percentage to about 50 percent.

I skipped page 3 and would like to go back to it now. The question is how all these changes are consistent with the management direction we have taken so far. It is not that we will lose consistency with what we have done so far. What we have focused on is shifting from conventional corporate loan businesses and government bonds, because if we continue to focus and rely on these operations, our businesses will dwindle. So, we want to strengthen fee businesses, housing loans, and other areas that are different and have growth prospects. This is the background of the transition of our revenue structure, and we will keep on in this way until the integration.

As for post-management integration, we have not yet decided, but of course our banking businesses will continue, although priority areas will be determined in future discussions .

And, we have agreed on doing asset management, of course, and real estate businesses. You may wonder what the combined businesses would be like, but there are many possibilities. For example, business succession can involve all sorts of services.

In the living will trust business, consulting on inheritance can be offered. Also, private banking. Reverse mortgages, for instance, also involve real estate and finance. These contact points with our clients are abundant in our operations. Our wish is to create the real trust bank that can handle all these operations.

Cautionary Statement Regarding Forward-Looking Statements

This announcement contains certain forward-looking statements that reflect the plans and expectations of Chuo Mitsui Trust Holdings, Inc. and The Sumitomo Trust and Banking Co., Ltd. in relation to, and the benefits resulting from, their proposed business combination and business alliance. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future,’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to:

•	failure of the parties to agree on some or all of the terms of business combination;
•	failure to obtain a necessary shareholder approval;
•	inability to obtain some or all necessary regulatory approvals or to fulfill any other condition to the closing of the transaction;
•	changes in laws or accounting standards, or other changes in the business environment relevant to the parties;
•	challenges in executing our business strategies;
•	the effects of financial instability or other changes in general economic or industry conditions; and
•	other risks to consummation of the transaction.

Additional Information and Where to Find It

Chuo Mitsui Trust Holdings, Inc. may file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”) in connection with its proposed business combination with The Sumitomo Trust and Banking Co., Ltd. The Form F-4, if filed, will contain a prospectus and other documents. If the Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 is expected to be mailed to U.S. shareholders of The Sumitomo Trust and Banking Co., Ltd. prior to the shareholders’ meeting at which the proposed business combination will be voted upon. The Form F-4, if filed, and prospectus, as they may be amended from time to time, will contain important information about Chuo Mitsui Trust Holdings, Inc. and The Sumitomo Trust and Banking Co., Ltd., the business combination and related matters including the terms and conditions of the transaction. U.S. shareholders of The Sumitomo Trust and Banking Co., Ltd. are urged to read carefully the Form F-4, the prospectus and the other documents, as they may be amended from time to time, that have been or may be filed with the SEC in connection with the transaction before they make any decision at the shareholders meeting with respect to the business combination. The Form F-4, if filed, the prospectus and all other documents filed with the SEC in connection with the business combination will be available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the SEC in connection with the business combination will be made available to U.S. shareholders of The Sumitomo Trust and Banking Co., Ltd., free of charge, by faxing a request to Chuo Mitsui Trust Holdings, Inc. at +81-3-5232-8716 or to The Sumitomo Trust and Banking Co., Ltd. at +81-3-3286-4654.